For the six months ended (a) April 30, 1997
File number (c) 811-6443

                SUB-ITEM 77J

    Restatement of Capital Share Account

      The  Trust  accounts  for  and  reports
distributions  to shareholders in  accordance
with  the  American  Institute  of  Certified
Public Accountants' Statement of Position 93-
2:  Determination, Disclosure, and  Financial
Statement  Presentation  of  Income,  Capital
Gain, and Return of Capital Distributions  by
Investment  Companies.  For  the  six  months
ended  April  30,  1997 the  Trust  decreased
undistributed   net  investment   income   by
$195,152, increased accumulated net  realized
losses   on   investments  by  $48,353,   and
decreased   accumulated  net   realized   and
unrealized   foreign   currency   losses   by
$243,505    for  realized  foreign   currency
losses  incurred during the six months  ended
April  30, 1997.  Net investment income,  net
realized  gains  and  net  assets  were   not
affected by this change.